

March 24, 2023

Marlow Hernandez, Dr.
Chief Executive Officer
Cano Health, Inc.
9725 NW 117th Avenue
Miami, FL 33178

      Re: Cano Health, Inc.
          Registration Statement on Form S-3
          Filed March 15, 2023
          File No. 333-270578

Dear Marlow Hernandez:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jordan Nimitz at 202-551-5831 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Industrial Applications and Services